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                               August 26, 2022

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corp
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed August 15,
2022
                                                            File No. 333-259951

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3

       General

   1. We note your response to prior comment 3. Please revise your disclosures in this section to clarify that control
or benefits that accrue to you because of the VIEs are as a result of conditions you have
satisfied for consolidation of the VIEs under U.S. GAAP.
   2. We note your response to prior comment 4. Please clarify whether your selected condensed consolidating
financial data includes any investment or share of income/(loss)
                                                        from WXZJ and its VIEs
for any period presented.
 Xiaowu He
FirstName LastNameXiaowu  He
Scienjoy Holding Corp
Comapany
August 26, NameScienjoy
           2022         Holding Corp
August
Page 2 26, 2022 Page 2
FirstName LastName
      You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:      Lan Lou